Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

August 10, 2021

VIA EDGAR

Office of Real Estate & Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Re:	AxonPrime Infrastructure Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-257777)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of AxonPrime Infrastructure Acquisition Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on August 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hogan Lovells US LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated August 10, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

Acting on behalf of themselves and the Underwriters

Morgan Stanley & Co. LLC

By:	/s/ James J. Watts
Name:	James J. Watts
Title:	Executive Director

[Signature Page to Acceleration Request Letter]